EXHIBIT A.I – COMMENTS FROM THE OFFICERS

(as Item 2 to Exhibit C to CVM Resolution 80/22)

2. Comments from the Officers

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to fiscal year that ended December 31, 2024 and December 31, 2023. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Commission - CVM.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 of the Exhibit A.I of the Management Proposal (“Exhibit”) must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br) and at the CVM’s website (www.gov.br/cvm).

2.1       The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2024, the Company had, in its current assets, a total of R$ 54.155,8 million compared to R$ 36.563,1 million as of December 31, 2023, representing an increase of R$ 17.592,7 million or 48,1%. This increase is mainly due to a higher position of cash and cash equivalents which showed an increase of 78,1% or R$ 12.536,7 million compared to December 2023. Of the total amount of R$ 54.155,8 million in its current assets, R$ 29.837,7 million were in cash, cash equivalents and financial investments of the Company.

The current liabilities, as of December 31, 2024, amounted to R$ 49.388,7 million compared to R$ 41.004,9 million as of December 31, 2023, representing an increase of R$ 8.383,8 million or 20,4%. This increase is mainly due to an increase in the dividends and interest on net equity payable account, which increased 456,1% or R$ 6.961,1 million compared to December 2023.

The current liquidity ratio, as of December 31, 2024, used to assess the Company’s capacity of payment of the short-term obligations, was 1.10x compared to 0.89x as of December 31, 2023. Its positions of cash, cash equivalents and current financial investments net of bank overdraft and cash, cash equivalents and current financial investments net of debt1, as of December 31, 2024, were R$ 29.837,7 million and R$ 26.384,9 million, respectively. The indebtedness indicator of net debt/EBITDA2, as of December 31, 2024, was -0.91 compared to -0.51 as of December 31, 2023. The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

1 The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and current financial investments being deducted the balance of bank overdraft. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

(in million of Reais)	As of December 31,		Variation
	2024	2023	R$	%
Total Current Assets	54.155,8	36.563,1	17.592,7	48,1%
Total Current Liabilities	49.388,7	41.004,9	8.383,8	20,4%
Net Working Capital Ratio (CA-CL)	4.767,1	(4.441,8)	9.208,9	-207,3%
Net Cash of Bank Overdrafts	29.837,7	16.336,2	13.501,5	82,6%
Cash Net of Debt	26.384,9	12.835,1	13.549,8	105,6%

	As of December 31,
	2024	2023
Current Liquidity Ratio	1,10	0,89
Indebtedness Indicator (Net Debt / EBITDA)	(0,91)	(0,51)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2024		2023		Variation
	R$ million	%	R$ million	%	R$ million	%
Third-Party Financing(1)	62.927,4	39	52.500,3	40	10.427,10	20%
Equity(2)	99.580,5	61	80.143,8	60	19.436,70	24%

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

(c) Payment capacity in relation to financial commitments undertaken

(in million of Reais)	As of December 31,		Variation
	2024	2023	R$	%
Total debt	3.452,7	3.501,1	-48,40	-1%
Short-term debt	1.276,4	1.298,1	-21,70	-2%
Total current assets	54.155,8	36.563,1	17.592,70	48%
Cash, cash equivalents and current financial investments	29.837,7	16.336,2	13.501,50	83%
Current liquidity ratio	1,10	0,89x	0,21	24%
Cash net of debt	26.384,9	12.835,1	13.549,80	106%

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

Considering the Company’s debt profile, as described in 2.1(f) below, as of December 31, 2024, the Company had a total debt of R$ 3.452,7 million compared to R$ 3.501,1 million in December 31, 2023, a reduction of R$ 48,4 million or 1%, mainly due to a reduction of R$ 111,1 million in the local currency short-term debt, which was partially offset by an increase in the foreign currency debt. Of this total amount of indebtedness, R$ 1.276,4 million were related to the short-term debt.

Pursuant to the cash flow and the liquidity position of the Company, as of December 31, 2024, evidenced by total current assets (i.e., R$ 54.155,8 million), cash, cash equivalents and current financial investments (i.e., R$ 29.837,7 million), current liquidity ratio (i.e., 1.10x) and cash net of debt (i.e., R$ 26.384,9 million), as indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged.

(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year . In the fiscal year ended December 31, 2024, in the opinion of the Company’s Officers, there was no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company’s Officers understand that it has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2024, the Company had a Baa2 risk credit by Moody`s and BBB+ by S&P, with no review as of the date of this Exhibit.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to fiscal year that ended December 31, 2024:

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate in Local Currency Leasing agreements in Brazil; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2024 and December 31, 2023, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2024

Debt Instruments (in million Reais)	2025	2026	2027	2028	2029	After	Total
International Debt
Other Latin-American currencies – fixed rate	190,7	211,8	36,3	21,0	50,5	-	510,2
Average Pay Rate	12,9%	12,9%	12,9%	12,9%	12,9%	-	12,9%
US dollar – fixed rate	3,8	-	-	-	-	-	3,8
Average Pay Rate	8,0%	-	-	-	-	-	8,0%
Canadian dollar – fixed rate	149,6	128,4	77,4	62,4	21,5	-	439,4
Average Pay Rate	5,7%	5,7%	5,7%	5,7%	5,7%	-	5,7%
Debt in Reais - ICMS fixed rate
Par Value	107,2	87,5	23,9	0,9	-	10,2	229,6
Average Pay Rate	2,98%	3,00%	3,04%	3,04%	-	1,21%	2,92%
Debt in Reais - ICMS floating rate
Par Value	38,0	48,6	50,0	6,1	-	-	142,7
Average Pay Rate	5,18%	6,51%	6,78%	6,78%	-	-	6,36%
Debt in Reais - fixed rate
Par Value	772,5	529,1	382,6	149,6	59,0	122,7	2,015,5
Average Pay Rate	11,1%	11,1%	11,1%	11,1%	11,1%	11,1%	11,1%
Debt in Reais - floating rate
Par Value	14,7	16,1	17,6	19,2	21,0	23,0	111,6
Average Pay Rate	9,5%	9,5%	9,5%	9,5%	9,5%	9,5%	9,5%
Total indebtedness	1.276,4	1.021,4	587,8	259,2	152,0	156,0	3.452,7

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually considered relevant.

(iii) Subordination degree among the debts

In years ended December 31, 2024 and December 31, 2023, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or did not have any guarantees.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause (cross-default or cross acceleration).

As of December 31, 2024 and December 31, 2023, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2024, the Company had loans with BNDES, FINEP, leasing agreements and loans with private banks in the amount of R$ 3.452,7 million compared to R$ 3.501,1 million in 2023. Of this total, 100% are being used.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2024 and December 31, 2023

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages*)

	Fiscal Year ended December 31, 2024	Vertical Analysis	Fiscal Year ended December 31, 2023	Vertical Analysis	Horizontal Analysis (%)

Net revenue	89.452,7	100,0%	79.736,9	100,0%	12,2%
Cost of sales	(43.615,1)	-48,8%	(39.291,6)	-49,3%	11,0%
Gross profit	45.837,6	51,2%	40.445,3	50,7%	13,3%

Distribution expenses	(11.557,2)	-12,9%	(10.750,6)	-13,5%	7,5%
Sales and Marketing expenses	(8.634,2)	-9,7%	(7.412,5)	-9,3%	16,5%
Administrative expenses	(6.201,1)	-6,9%	(5.273,7)	-6,6%	17,6%
Other operational income (expenses)	2.457,3	2,7%	2.028,9	2,5%	21,1%
Restructuring	(99,3)	-0,1%	(109,4)	-0,1%	-9,3%
Effect of application of IAS 29 (hyperinflation)	(1,5)	0,0%	(2,3)	0,0%	-34,1%
Distribution agreement	-	0,0%	(94,7)	-0,1%	-100,0%
Income from operations	21.801,7	24,4%	18.831,1	23,6%	15,8%

Finance expenses	(4.510,8)	-5,0%	(5.126,0)	-6,4%	-12,0%
Finance income	2.605,3	2,9%	2.494,2	3,1%	4,5%
Other net finance results	(412,8)	-0,5%	(977,9)	-1,2%	-57,8%
Net finance result	(2.318,2)	-2,6%	(3.609,8)	-4,5%	-35,8%

Share of result of joint ventures	3,9	0,0%	(185,4)	-0,2%	-102,1%
Income before income tax	19.487,3	21,8%	15.035,9	18,9%	29,6%

Income tax expense	(4.640,4)	-5,2%	(75,5)	-0,1%	6046,2%
Net income	14.847,0	16,6%	14.960,5	18,8%	-0,8%
Attributed to:
Controlling interests	14.437,2	16,1%	14.501,9	18,2%	-0,4%
Non-controlling interests	409,7	0,5%	458,5	0,6%	-10,6%

* Any Discrepancies in the sums of the amounts are due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding years ended December 31, 2024 and 2023:

	2024					2023
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	48.605,3	11.023,7	19.829,7	9.993,9	89.452,7	46.361,7	10.044,8	13.797,2	9.533,2	79.736,9
Cost of sales	(23.809,3)	(5.076,2)	(10.460,4)	(4.269,2)	(43.615,1)	(23.516,1)	(5.035,1)	(6.657,3)	(4.083,1)	(39.291,6)
Gross profits	24.796,0	5.947,5	9.369,3	5.724,7	45.837,6	22.845,6	5.009,7	7.139,9	5.450,1	40.445,3
Administrative, sales and marketing expenses	(15.160,4)	(2.209,9)	(5.416,0)	(3.606,2)	(26.392,4)	(14.468,8)	(1.931,2)	(3.463,8)	(3.573,0)	(23.436,8)
Other operational income (expenses)	2.415,8	(13,5)	45,8	9,2	2.457,3	1.892,5	26,3	95,0	15,1	2.028,9
Exceptional items	(16,2)	(9,8)	(51,6)	(23,2)	(100,8)	(137,8)	(17,9)	(47,6)	(3,1)	(206,4)
Profit from operations	12.035,2	3.714,3	3.947,6	2.104,5	21.801,7	10.131,5	3.086,9	3.723,5	1.889,1	18.831,0

(1) It includes the Company’s direct operations in Central America and the Caribbean: Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, Barbados and Panama.

(2) It includes the Company’s operations in South Latin America: Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2(b).

Cost of sales

The total cost of products sold increased 11,0% in year ended December 31, 2024, reaching R$ 43.615,1 million, compared to R$ 39.291,6 million in the same period in 2023. As a percentage of the Company’s net revenue, the total cost of products sold decreased to 48,8%, in 2024, in relation to 49,3%, in 2023.

Cost of products sold per hectoliter

	Year ended December 31
	2024	2023	% Variation
Brazil	185,5	186,0	-0,2%
Brazil Beer(1)	205,9	208,1	-1,0%
NAB(2)	130,5	124,2	5,1%
CAC	409,1	413,6	-1,1%
LAS	322,4	184,7	74,5%
Canada	488,2	452,4	7,9%
Company Consolidated	239,7	213,9	12,1%

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 1,2% in year ended December 31, 2024, reaching R$ 23.809,3 million in relation to R$ 23.516,0 million in the same period in 2023. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, decreased 0,3% in 2024, reaching R$ 185,5/hl in relation to R$ 186,0/hl in 2023.

Beer Operations in Brazil

The cost of products sold in the beer operations in Brazil decreased 0,5%, reaching R$ 19.282,3 million in year ended December 31, 2024. The cost of products sold, per hectoliter, decreased 1,0%, amounting to R$ 205,9/hl, mainly explained by favorable foreign exchange rate considering the hedges made during 2023 for the 2024 year with a lower average US$/R$ rate than the previous year and lower commodity prices (mainly barley and aluminum) as a result of our hedging strategy.

Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operations in Brazil increased 9,4%, reaching R$ 4.526,9 million. The cost of products sold per hectoliter increased 5,0% in 2024, amounting to R$ 130,5/hl, mainly as a result of higher commodity prices with sugar price increase being partially offset by currency hedges.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 0,8% in year ended December 31, 2024, reaching R$ 5.076,2 million in relation to R$ 5.035,1 million in the same period in 2023. The cost of products sold per hectoliter decreased 1,1% in 2024, reaching R$ 409,1/hl in relation to R$ 413,6/hl in 2023, mainly driven by lower aluminum prices and lower import costs.

Latin America South Operations (“LAS”)

The cost of products sold in LAS operations increased 57,1% in year ended December 31, 2024, to R$ 10.460,4 million in relation to R$ 6.657,3 million in the same period in 2023. The cost of products sold, per hectoliter, increased 74,5% in 2024, to R$ 322,4/hl in relation to R$ 184,7/hl in 2023. The primary reason for these increases was a highly inflationary environment in Argentina and accounting effects of hyperinflation.

Operations in Canada

The cost of products sold in our operations in Canada increased 4,6% in year ended December 31, 2024, to R$ 4.269,2 million in relation to R$ 4.083,1 million in the same period in 2023, while per hectoliter, the cost of products sold increased 7,9% in 2024, reaching R$ 488,2/hl in relation to R$ 452,4/hl in 2023. This increase in cost of sales per hectoliter primarily due to the depreciation of Brazilian real (R$) against the Canadian dollar (CAD), partially offset by lower commodity prices (mainly aluminum).

Gross Profit

The gross profit increased 13,3% in year ended December 31, 2024, reaching R$ 45.837,6 million compared to R$ 40.445,3 million in the same period in 2023. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	2024			2023
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	24.796,0	54,1%	51,0%	22.845,6	56,5%	49,3%
Brazil Beer	20.937,8	45,7%	52,1%	19.608,2	48,5%	50,3%
NAB	3.858,2	8,4%	46,0%	3.237,4	8,0%	43,9%
CAC	5.947,5	13,0%	54,0%	5.009,7	12,4%	49,9%
LAS	9.369,3	20,4%	47,2%	7.139,9	17,7%	51,7%
Canada	5.724,7	12,5%	57,3%	5.450,1	13,5%	57,2%
Company Consolidated	45.837,6	100,0%	51,2%	40.445,3	100,0%	50,7%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 26.392,4 million in year ended December 31, 2024, compared to R$ 23.436,7 million in the same period in 2023, representing an increase of 12,6% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 15.160,4 million in year ended December 31, 2024, compared to R$ 14.468,8 million in the same period in 2023, representing an increase of 4,8% year on year.

Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 12.849,6 million in year ended December 31, 2024, compared to R$ 12.247,3 million in the same period in 2023, representing an increase of 4,9% year on year, primarily due to higher marketing and sales investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributors).

NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2.310,8 million in year ended December 31, 2024, compared to R$ 2.221,5 million in the same period in 2023, representing an increase of 4,0% year on year, primarily due to higher marketing and sales investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributors).

Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC amounted to R$ 2.209,9 million in year ended December 31, 2024, compared to R$ 1.931,2 million in the same period in 2023, representing an increase of 14,4% year on year. This increase was mainly driven by higher investments in commercial and marketing expenses to strengthen our brands, as well as the increase in distribution expenses due to volume growth and inflation. However, distribution costs increased at a slower pace than net revenue, contributing to the expansion of the margins.

Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 5.416,0 million in year ended December 31, 2024, compared to R$ 3.463,8 million in the same period in 2023, representing an increase of 56,4% year on year, mainly driven by inflation over distributions and administrative expenses and higher marketing and sales investments behind our brands.

Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 3.606,2 million in year ended December 31, 2024, compared to R$ 3.573,0 million in the same period in 2023, representing an increase of 0,9% year on year, mainly driven by lower variable expenses due to the decline in volumes, inflation and depreciation of Brazilian real (R$) against the Canadian dollar (CAD).

Other Operational Income (Expenses)

Other operating income increased by 21,1% in year ended December 31, 2024, from R$ 2.028,9 million in the same period in 2023 to R$ 2.457,3 million. This result is mainly explained by higher VAT tax credits recorded in 2024 resulting from our footprint and production optimization.

Exceptional items

Recurring exceptional items expenses decreased by 51,2% in year ended December 31, 2024, from R$ 206,4 million in the same period in 2023 to R$ 100,8 million. The expenses recorded in 2024 were mainly due to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Operating Income

The operating income increased by 15,8% in year ended December 31, 2024, amounting R$ 21.801,7 million in relation to R$ 18.831,1 million in the same period in 2023.

Net Financial Result

The net financial result of the Company decreased by 35,8% in year ended December 31, 2024, reaching R$ 2.318,2 million from R$ 3.609,8 million in the same period in 2023. This result is mainly explained by higher financial income, lower losses on derivatives mainly related to hedging regarding the foreign exchange exposure in Argentina and gains from exchange rate variation, being partially offset by higher expenses with bank guarantees and surety bonds, and higher losses related to the application of IAS 29/CPC 42 regarding hyperinflation in Argentina.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, decreased to R$ 48,3 million in year ended December 31, 2024, while our amount of cash, cash equivalents and current financial investments, net of bank overdraft, increased to R$ 13.501,5 million in the period.

Income tax and social contribution

The consolidated income tax and social contribution expenses of the Company totaled R$ 4.640,4 million in year ended December 31, 2024, compared to R$ 75,5 million in 2023. The effective income tax and social contribution rate in 2024 was 23,8%, compared to an effective tax rate of 0,5% in 2023. Such increase in our effective tax rate in 2024 was primarily due to a lower income tax benefit related to government sales tax grants, and lower deductibility related to interest on net equity.

Net Profit

The net profit obtained by the Company in year ended December 31, 2024 was R$ 14.847,0 million, representing a decrease of 0,8%, if compared to R$ 14.960,5 million earned in the same period in 2023.

CASH FLOW

Cash Flow for Year Ended December 31, 2024 compared with Year Ended December 31, 2023

	2024	2023	Variation
Cash flow			%
Cash flow from operating activities	26.099,0	24.711,4	5,6%
Cash flow from investing activities	(5.463,5)	(5.766,0)	-5,2%
Cash flow from financing activities	(10.352,0)	(16.115,2)	-35,8%
Total	10.283,6	2.830,2	263,4%

Operating Activities

The cash flow from the Company’s operating activities increased by 5,6%, reaching R$ 26.099,0 million in year ended December 31, 2024, compared to R$ 24.711,4 million in the same period in 2023, mainly as a result of higher operational cashflow generation reflecting efficient net working capital management. Cash flow generated in our operating activities before changes in working capital and provisions increased by 11,2% in 2024 as compared to 2023, bringing additional R$ 2.928,2 million, and the more efficient net working capital management brought an additional R$ 131,3 million compared with last year, mostly driven by higher payables and lower receivables, despite higher inventories level.

Investing Activities

The cash flow from the Company’s investing activities decreased by 5,2%, reaching R$ 5.463,5 million in year ended December 31, 2024, compared to R$ 5.766,0 million in the same period in 2023, mainly explained by lower acquisition of property, plant, equipment and intangible assets (R$ 1.255,0 million) being partially offset by higher net acquisition of debt securities (more R$ 1.025,1 million when compared to 2024).

Financing Activities

The cash flow from the Company’s financing activities decreased by 35,8%, to R$ 10.352,0 million in year ended December 31, 2024, compared to R$ 16.115,2 million in the same period in 2023, mainly driven by lower capital distribution, partially offset by a higher purchase and sale of non-controlling interests.

2.2	– The Management should comment on:

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In fiscal year ended December 31, 2024, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, RTDs (ready-to-drink beverages) and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Focused on improving the operational and financial performance of our business, we have evolved every year, delivering continuous and consistent improvements in our results through the execution of our strategy of (i) leading and expanding the category; (ii) digitalizing and monetizing our ecosystem; and (iii) optimizing our business.

The year 2024 illustrates this dynamic well: (i) the beer industry grew in Brazil (our largest market), reaching its highest historical level, and we continue to lead it through the development of our premium, core plus and core brands; (ii) our digital platforms continued to expand across our core business units; and, finally, (iii) our costs and expenses grew below inflation thanks to the execution of our foreign exchange and commodity hedging policy, as well as greater efficiency in relation to distribution and administrative expenses. As a result, we delivered an organic growth in consolidated adjusted EBITDA of 11,4%, with expansion of gross margins and adjusted EBITDA (+170bp and +200bp, respectively).

We sustained the change in sales volume high built in the last three years (with a decrease of 0,9% compared to 2023), maintained our commercial momentum in Brazil and recovered our performance in Central America and the Caribbean.

In Brazil, premium and super premium brands delivered a growth of approximately 13,6% for the year, led by Corona, Spaten and Original, with progress in brand health indicators and market share gains, according to our estimates. Our innovations in beyond beer and within a health and wellness trend, such as Corona Cero, also performed positively for the year.

We continued to expand the use of our B2B (Business-to-Business) platform, BEES, in our core operations and improve convenience for our consumers through Zé Delivery, our DTC (Direct to Consumer) platform in Brazil. By the end of 2024, BEES was active in eight of our top ten markets, with 1,3 million monthly active buyers and more than 88% of our gross revenue transacted through the platform.

Ahead of DTC, Zé Delivery reached 9 million buyers, which translated into more than 66 million orders (an increase of 10% compared to 2023), being present in 700 cities in all 27 Brazilian states and reaching almost 70% of the country's population.

Our digital initiatives have allowed us to deepen our understanding of the needs and preferences of our customers and consumers, generating insights to proactively meet their demands and translating into improvements in terms of service level (NPS). For example, in 2024 we conducted surveys with more than 500 thousand consumers through Zé Delivery, totaling about six million responses, with greater granularity and speed compared to other means of surveys.

In the non-alcoholic beverage business, our volume grew 4,1% for the year, highlighted by the performance of isotonic (Gatorade) and energy drinks, as well as our diet-light-zero brands – in particular, Pepsi Black, Guaraná Antarctica Zero and H2OH!.

In our international operations, we continue to face challenges, although we have improved, compared to 2023 results, in most of our business units. In Latin America South, volume decreased 10,0% mainly due to the impacts of high inflationary pressures on overall consumer demand in Argentina. Despite an unfavorable macro scenario, we maintained our beer market share stable in the country, according to our estimates. In addition, our strategy focused on generating cash flow in U.S. dollars, with the reduction of hedging levels and exposure to costs and expenses linked to the U.S. dollar, yielded positive results once again in 2024. In addition, our operations in Paraguay and Bolivia delivered positive volume performances for the year, led, in Paraguay, by a high-single-digit growth in the premium and core plus segments, and, in Bolivia, by the performance of the brand Paceña. In Chile, our premium and core plus brands gained weight in 2024, driven by Corona and Quilmes, respectively.

In Central America and the Caribbean, we delivered volume growth (1,9%) and adjusted EBITDA (16,5%) for the year (in organic terms), with expansion of gross margins and adjusted EBITDA (420bp and 340bp, respectively). The region’s performance was led by the Dominican Republic, where the improvement in the macroeconomic scenario, coupled with the consistent execution of our commercial plan, resulted in volume growth in the premium and core segments, mainly driven by Corona and the Presidente family brands, respectively.

Finally, in Canada, we delivered an organic growth in adjusted EBITDA of 4,4% despite a volume decrease of 3,1%, primarily due to the decline in the beer industry. On the commercial side, our premium and core plus brands grew a low-single-digit, led by Corona and the Michelob Ultra family, and the health of these brands also evolved year on year. In addition, our B2B platform has continued to expand in the country, and is now present in the provinces of Alberta, British Columbia, Newfoundland and Labrador, Quebec and Saskatchewan, bringing convenience to our customers and fostering the increase of our NPS in these regions.

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended December 31, 2024 compared to 2023

Net revenue increased for year ended December 31, 2024, to R$ 89.452,7 million in relation to R$ 79.736,9 million in the same period in 2023, as a consequence of a decrease of 0,9% in sales volume, offset by an increase of 13,3% in net revenue per hectoliter, with increases in all our business units, according to the tables below.

	2024		2023		% Variation
Brazil	48.605,3	54,3%	46.361,7	58,1%	4,8%
Beer Brazil	40.220,2	45,0%	38.985,9	48,9%	3,2%
NAB	8.385,2	9,4%	7.375,8	9,3%	13,7%
CAC	11.023,7	12,3%	10.044,8	12,6%	9,7%
LAS	19.829,7	22,2%	13.797,2	17,3%	43,7%
Canada	9.993,9	11,2%	9.533,2	12,0%	4,8%
Company Consolidated	89.452,7	100,0%	79.736,9	100,0%	12,2%

	Sales Volume
	Year ended December 31
	2024		2023		% Variation
	In thousands of hectoliters, except for percentages
Brazil	128.320,2	70,5%	126.419,7	68,8%	1,5%
Beer Brazil	93.634,6	51,5%	93.111,6	50,7%	0,6%
NAB	34.685,6	19,1%	33.308,1	18,1%	4,1%
CAC	12.408,6	6,8%	12.174,6	6,6%	1,9%
LAS	32.447,6	17,8%	36.039,6	19,6%	-10,0%
Canada	8.744,1	4,8%	9.025,2	4,9%	-3,1%
Company Consolidated	181.920,5	100,0%	183.659,0	100,0%	-0,9%

	Net Revenue per Hectoliter
	Year ended December 31
	2024	2023	Horizontal Analysis
	(in Reais, except for percentages)
Brazil	378,8	366,7	3,3%
Beer Brazil	429,5	418,7	2,6%
NAB	241,7	221,4	9,2%
CAC	888,4	825,1	7,7%
LAS	611,1	382,8	59,6%
Canada	1.142,9	1.056,3	8,2%
Company Consolidated	491,7	434,2	13,3%

Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 4,8% in year ended December 31, 2024, amounting R$ 48.605,3 million compared to R$ 46.361,8 million in the same period in 2023. This variation is mainly due to volume growth of 1,5% associated with an increase in net revenue per hectoliter of 3.3%.

Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil increased 3,2% in year ended December 31, 2024, accumulating R$ 40.220,2 million compared to R$ 38.985,9 million in the same period in 2023. This variation is mainly due to a 2,6% increase in net revenue per hectoliter in 2024, reflecting the implementation of revenue management initiatives combined with improved brand mix, driven by an increase of 0,6% in sales volume. We continued to consistently execute our commercial strategy in 2024, which led to strong sales growth for our premium and super premium brands led by Corona, Spaten and Original.

NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 13,7% in year ended December 31, 2024, reaching R$ 8.385,2 million compared to R$ 7.375,8 million in the same period in 2023. This variation is a consequence of a 4,1% increase in sales volume, coupled with a 9,2% increase in net revenue per hectoliter in 2024. The growth in sales volume was driven by effective commercial strategies and product innovation, particularly within energy drink and health & wellness brands, which significantly outperformed in volumes. Market trends towards healthier options led to strong performance in diet/light/zero portfolio, notably with brands like Fusion and Gatorade, and were key contributors to the volume increase.

Operations in CAC

The net revenue generated from the Company’s CAC operations increased 9,7% in year ended December 31, 2024, accumulating R$ 11.023,7 million compared to R$ 10.044,8 million in the same period in 2023. The increase in net revenue in our CAC operations in 2024 was driven by strategic revenue management, a favorable mix towards premium and single-serve products, and a strong performance in the Dominican Republic. Enhanced focus on the main family of brands in the Dominican Republic (Presidente) and in the premium segment, including Corona, contributed significantly to the rise in volume and net revenue per hectoliter, underpinning our net revenue increase in the region.

Operations in LAS

The net revenue generated from the Company’s LAS operations increased 43,7% in year ended December 31, 2024, amounting R$ 19.829,7 million compared to R$ 13.797,2 million in the same period in 2023. This variation is a consequence of a 10,0% decrease in sales volume, partially offset by an increase of 59,6% in net revenue per hectoliter in 2024 and mainly driven by strategic revenue management initiatives in response to a highly inflationary economy in Argentina and was partially offset by a 10,0% decline in volume sold primarily driven by industry contraction in Argentina deriving from a continuing highly inflationary environment that contributed to pressures on consumers disposable income.

Operations in Canada

The net revenue generated from the Company’s operations in Canada increased 4,8% in year ended December 31, 2024, reaching R$ 9.993,9 million compared to R$ 9.533,2 million in the same period in 2023. This variation is a consequence of an 8.2% increase in net revenue per hectoliter, supported by strategic revenue management initiatives and the depreciation of Brazilian real (BRL) against the Canadian dollar (CAD), partially offset by a 3.1% decline in volume sold driven by softer beer and beyond beer industries.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2024, our cost of product sold was benefited by the prices of some commodities, mainly aluminum and barley that were hedged in US dollars at values lower than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad, and by favorable foreign exchange rate in Brazil considering the hedges made during 2023 for the 2024 year with a lower average US$/R$ rate than the previous year. In our international operations, in general, the cost conversion into Real has resulted in a negative impact, due to the depreciation of Real against the local currencies in each operation. In LAS, the inflationary pressures have reduced compared to the 2023 scenario.

2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without modified opinions and emphases.

2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in fiscal year ended December 31, 2024.

(b) Organization, acquisition or disposal of equity interest

There was no event of organization, acquisition or disposal of equity with a relevant effect on the individual and consolidated financial statements other than those described below in fiscal year ended December 31, 2024.

(c) Unusual events or transactions

Exercise of put option under the Tenedora’s Shareholders’ Agreement (CND PUT Exercise)

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - holding company with principal place of business in the Dominican Republic, owner of almost all of Cervecería Nacional Dominicana, S.A. - entered into, on July 2, 2020, the second amendment to Tenedora’s Shareholders’ Agreement (“Shareholders’ Agreement”) to extend their partnership in the country, postponing, therefore, the period for exercising the call and put options set forth in the aforementioned Shareholders’ Agreement. On December 2023, ELJ owned 15% of the shares of Tenedora and its put option was divided into two tranches: (i) Tranche A, corresponding to 12,11% of Tenedora’s shares, and (ii) Tranche B, corresponding to the remaining 2,89%.

On January 31, 2024, ELJ exercised the put option for all Tranche A to the Company, in accordance with the provisions of the Shareholders' Agreement. The exercise consummation of the Tranche A put option by ELJ took place by: (i) the Company's cash disbursement of approximately R$ 1.704.434; and (ii) the payment of the of ELJ's debt held by the Group in the amount of R$ 335.673. Upon completion of the transaction, the Group now holds an interest of approximately 97.11% in Tenedora, with the remaining approximately 2.89% being held by ELJ and subject to a put option of Tranche B shares by ELJ, exercisable as of 2026 (or before that date in the event of a change of control of Tenedora or sale of all or substantially all of its assets). The Company, in turn, has a call option relating to Tranche B shares, exercisable from 2029. The assumptions used to value these options are described in note 29 - Financial Instruments (item 29.3.1) of the individual and consolidated financial statements for the year ended December 31, 2024.

Share buyback programs

i) May 2024

The Board of Directors, in a meeting held on May 15 and 16, 2024, approved a share buyback program of shares issued by the Company itself up to the limit of 24.000.000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company’s share-based compensation plans, or to be held in treasury, canceled and/or subsequently transferred. On the date of said approval, the Company had 4.410.858.485 outstanding shares. Between May 21 and May 24, 2024, the Company repurchased all the shares provided for in the program, which was scheduled to end by November 16, 2025. The acquisition occurred as per a deduction of the capital reserve account recorded in the balance sheet drawn up on March 31, 2024. The transaction was carried out through the broker UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

ii) October 2024

The Board of Directors, in a meeting held on October 30, 2024, approved a new share buyback program of shares issued by the Company itself up to the limit of 155.159.038 common shares, with the primary purpose of cancelling such shares, and any remaining shares may be held in treasury, sold and/or delivered under the Company's share-based compensation plans.  The Program will end by April 30, 2026, as detailed in the Notice made to the market on that date.

At the beginning of this program, the Company held 4.388.851.573 outstanding shares. As of December 31, 2024, the Company had already acquired 8.240.400 common shares. The acquisition was debited from the capital reserves account recorded in the balance sheet as of September 30, 2024. The operation is underway through Santander Corretora de Câmbio e Valores Mobiliários S.A.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA).

(in millions of reais)	12/31/2024
Operating Income	21.801,7
Adjusted Operating Income	21.902,5
Adjusted Operating Income Margin	24,5%
EBITDA	28.932,0
Adjusted EBITDA	29.028,9
Adjusted EBITDA margin	32,5%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items may be mainly composed of: (a) restructuring activities; (b) amnesties and similar tax transactions; (c) acquisition of subsidiaries; and (d) impairment and gains or losses on the disposal of assets and investments(“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures.

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156, of June 23, 2022, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended
12/31/2024
Net income – Ambev	14.437,2
Non-controlling interest	409,7
Income tax and social contribution expenses	4.640,4
Income before taxes	19.487,3
Profit sharing of joint ventures	(3,9)
Net financial results	2.318,2
Operating Income	21.801,7
Exceptional items	100,8
Adjusted Operating Income	21.902,5
Net revenue	89.452,7
Adjusted Operating Income Margin	24,5%

EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended:
12/31/2024
Net income – Ambev	14.437,2
Non-controlling interest	409,7
Income tax and social contribution expenses	4.640,4
Income before taxes	19.487,3
Participation in the results of joint ventures	(3,9)
Net financial results	2.318,2
Exceptional items	100,8
Depreciation, Amortization – total(1)	7.126,5
Adjusted EBITDA	29.028,9
Exceptional items without investments write-off	(100,8)
Participation in the results of joint ventures	3,9
EBITDA	28.932,0
Net revenue	89.452,7
Adjusted EBITDA Margin	32,5%

(1) considering investments write-off

Exceptional items	Year ended:
Description of the Account (in millions of reais)	12/31/2024
Restructuring(1)	(99,3)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(1,5)
TOTAL	(100,8)

(1) Restructuring expenses relate primarily to centralization and sizing projects in Brazil, Latin America - South, CAC and Canada.

(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

Adjusted EBITDA and adjusted Operating Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Exhibit is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

Disallowance of Tax Credits Paid Abroad

In January 2025, the Company received new tax assessments related to the 2019 calendar year, involving the disallowance of income tax credits paid abroad by its subsidiaries. As the Company considers such assessments to be unlawful, it has filed administrative defenses, which are pending judgment. This assessment is similar to the disallowances already contested by the Company, as disclosed in the audited individual and consolidated financial statements for the year 2024, in note 17.2.1 - Main proceedings with possible loss probability, "Disallowance of tax credits paid abroad", of the individual and consolidated financial statements for the year ended December 31, 2024.

The assessed amount, estimated by the Company and supported by the opinion of its internal and external legal counsel, with a possible loss probability, is approximately R$2 billion. Due to its classification as a possible loss, the Company will not recognize a provision for this matter. This uncertain tax treatment, according to ICPC 22/IFRIC 23, regarding income tax credits paid abroad, continued to be applied by the Company and impacted 2018, 2020 to 2024 calendar years. If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

Dividend Distribution

The Board of Directors, in a meeting held on February 25, 2025, approved the distribution of dividends at the rate of R$ 0,1276 per share of the Company, based on the balances available in the special balance sheet drawn up on January 31, 2025, of which the amount corresponding to the profit calculated in the period from January 1 to January 31, 2025 will be allocated to the minimum mandatory dividends for the year 2025 and the remaining amount will be allocated to the investment reserve set up in previous years, without withholding income tax, in accordance with the legislation in force. Such payment will be made on April 4, 2025, based on the shareholding position of March 14, 2025 with respect to B3 S.A. - Brasil, Bolsa, Balcão ("B3") and of March 18, 2025 with respect to the New York Stock Exchange - NYSE, without incurring adjustment for inflation. The shares and ADRs will be traded ex-dividends as of March 17, 2025 (including).

2.7 – The Management should comment on the allocation of social results, indicating:

2024
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).
a.i. Amounts of Profit Retention (1)	R$ 10.447.180.198,66
a.ii. Percentual with respect to all declared profits	50%
(b) Rules regarding dividends distribution	The Company's Bylaws and its Profit Allocation Policy establish that at least 40% of the net profit adjusted in accordance with Article 202 of Law No. 6,404/76 must be distributed annually to shareholders as mandatory dividends.
(c) Frequency of the distributions of dividends	The Company distributes dividends quarterly or on other frequency, on dates and amounts to be approved by the Board of Directors. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.

(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.
(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018, and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11.823.167,53; and (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 6.481.320.000,00, as detailed in Exhibit A.II to the Management Proposal.

2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)               Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2024.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2024.

2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for fiscal year ended December 31, 2024.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2024.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2024.

2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2024, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 4.749 million, consisting in R$ 2.838 million for our business segment in Brazil, R$559 million for our business segment in CAC, R$ 983 million related to investments in our operations in LAS and R$ 369 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2025, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on supporting the operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit.

(b)       Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c)       New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

Even though COVID-19 pandemic has created significant challenges for our business during the most acute stages of the pandemic, it has also accelerated consumer trends in which we have been investing, particularly reinforcing the need for an innovative and consumer centric mindset and promoting the transformation of our business through technology. Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers.

We maintain an innovation, research, and development center, in the city of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This center (ZITEC – Centro de Tecnologia e Inovação) started its operations in the last months of 2017. One of the main characteristics of the development center is the prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months.

In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment.

In 2023, we launched a new version within our Beats line, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 Carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Sunbrew. We also introduced, in 2023, Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malt at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

The investment made in the development center in the last three years was of approximately R$ 124,2 million, including R$ 36,0 million in 2022, R$ 44,8 million in 2023 and R$ 43,4 million in 2024.

In 2024, in addition to new products and packaging, we continued to provide convenience and innovation to our clients and consumers through BEES, Zé Delivery and Ta Da, which are one of our main digital platforms. In Brazil, we continue to implement BEES and, currently, more than 93% of our active clients are purchasing through the platform. As part of our total digital strategy plan, almost 82% of our clients are currently purchasing exclusively through BEES. The platform helped us to achieve a historic record of clients, including more than 20 thousand new clients to our base in 2024. At BEES Marketplace we currently offer more than 550 Stock Keeping Units (“SKUs”) in different categories such as food products, nonalcoholic beverages and hard liquor. The number of clients purchasing in the marketplace was equal to almost 70% of BEES’ clients as of year ended December 31, 2024. In Brazil, our direct-to-consumer delivery platform, Zé Delivery, continued to grow in 2024, being present in over 700 cities and in all 27 Brazilian states, reaching almost 70% of the country’s total population. Zé Delivery delivered more than 66 million orders in 2024 and had more than 5 million monthly active users on December 31, 2024.

At LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 75% of the B2B buyers are purchasing through BEES and more than 90% of the net revenue of the country comes from the platform. The number of clients purchasing in the marketplace corresponded to more than 55% of the BEES clients as of year ended December 31, 2024. In Paraguay, 86% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 74% of the total number of clients as of year ended December 31, 2024. In Bolivia, 74% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 95% of the total number of clients in year ended December 31, 2024. At LAS, TaDa in Argentina, result of the merger of App Bar with and into the Direct-to-Consumer platforms called Siempre en Casa and Craft Society, had a challenging 2024 due to the country's economic situation. The Platform is present in 49 cities, with over 550 thousand orders, with a decrease of 45% in 2024 compared to 2023 and monthly active users decreasing 25% in 2024 compared to 2023. In Paraguay, TaDa is present in 28 cities, covering almost 53% of the population, with the number of orders increasing 39% in 2024 compared to 2023 and monthly active users increasing 36% in 2024 compared to 2023.

At CAC, the Dominican Republic continues leading the BEES platform expansion, actively sharing know-how and best practices with other operations. The country reached a full digital operation status, with 90% of the B2B clients purchasing through the platform and more than 97% of the net revenue of the country coming from BEES in 2024. We are also exploring the BEES marketplace in the country, with 18 different categories available and more than 350 SKUs for our clients as of year ended December 31, 2024. In Panama, we also continue to implement BEES, with more than 100% of the country’s net revenue in 2024 deriving from the platform. At CAC, TaDa in Dominican Republic continued its expansion in 2024, with the number of orders increasing 35% in 2024 compared to 2023 and monthly active users increasing 27% in 2024 compared to 2023.

In Canada, BEES continues to evolve its scale and offerings. BEES is live in the Provinces of Alberta, British Columbia, Newfoundland and Labrador, Saskatchewan and Quebec. In 2024, orders through BEES accounted for approximately 20% of net revenue for the Canadian business, with Quebec accounting for the majority of orders placed using BEES. BEES was launched in Alberta, British Columbia and Saskatchewan in 2024, and approximately 500 customers purchased products through BEES in these provinces. In Newfoundland and Labrador, net revenue from BEES orders doubled in 2024, as compared to 2023. BEES marketplace also continued to evolve in Canada, offering products from nine third party partners in 2024.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to sustainability issues we have:

o	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations;

o	offer of renewable electricity to points of sale as a way to offer means of mitigating CO2 emissions, while offering savings to owners of partner bars and restaurants through a partnership with Lemon Energy and other companies;

o	commitments with partners in our supply chain, accelerating their decarbonization (Eclipse), to reduce our Scope 3 emissions, sharing best practices, climate governance and data, training and advisory, supporting the reduction of 21,3% of the intensity of out GEE emissions in Scopes 1, 2 and 3;

o	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided acquisition of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale;

o	increased availability and encouragement of returnable bottles in the portfolio, which have a lower carbon footprint due to greater packaging circularity, in addition to increasing customer loyalty and reducing the amount spent on the product purchased. The solution is offered at several points of sale, as well as offered by our sales platforms such as Zé Delivery, which also collect containers that will be reused in production;

o	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora;

o	improvement of the Company’s governance and transparency system, compared to companies in the same industry; and

o	the creation of our BORA HUB, a productive inclusion platform created in 2022 with the ambition of impacting more than 5 million people in 10 years. As a HUB we are composed of several Companies, Social Organizations and Government Entities working together on more than 30 projects, acting in synergy to generate economic growth for these people.

2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.

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